

December 14, 2010

George A. Rosenbaum, Jr.
Chief Financial Officer
Western Liberty Bancorp
8363 W. Sunset Road, Suite 350
Las Vegas, Nevada 89113

> **Re:** **Western Liberty Bancorp**
> **Registration Statement on Form S-1**
> **Filed November 29, 2010**
> **File No. 333-170862**

Dear Mr. Rosenbaum:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Selling Security Holders, pages 17 – 18

1. Revise the selling security holder table to disclose the information required by Item 507 of Regulation S-K.

2. Please tell us whether any of the selling security holders is a broker-dealer or an affiliate of a broker-dealer. Be advised that any selling security holder who is a broker-dealer must be identified in the prospectus as an underwriter unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. In addition, a selling security holder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

- the selling security holder purchased the shares being registered for resale in the ordinary course of business, and
- at the time of the purchase, the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

3. We note your disclosure in note 2 on page 18 regarding the shares of Restricted Stock that were issued to William E. Martin and George A. Rosenbaum, Jr. on October 28, 2010. Revise to state the number of such shares that are being registered for resale and which are currently unvested and/or subject to restrictions on transfer. Please also provide us with your legal analysis explaining why such shares may be offered for sale in the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Lin, attorney-advisor, at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc.   (facsimile only)
        Jeffrey A. Horwitz, Esq.
        Frank J. Lopez, Esq.
        Proskauer Rose, LLP
        (212) 969-2900